SEC
Mail Processing
Section

MAR 06 2017

Washington DC
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17009716

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-44951

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 AND ENDING December 31, 2016

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Charles Jordan & Co., LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 3rd Avenue, 18th Floor
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Jordan **212 688-6242**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J Kremer CPA
(Name- if individual, state last, first, middle name)

95 Locust Avenue	**Red Bank**	**NJ**	**07701**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Jordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles Jordan & Co., LLC, as of December 31, 2016, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID S LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2018

Notary Public

Signature

Title

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [X] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3 (Exemption Report)
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Charles Jordan & Co., LLC
Audited Financial Statements
And Supplemental Information
At December 31, 2016

Contents

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Independent Auditor's Report

The Member
Charles Jordan & Co., LLC

We have audited the accompanying statement of financial condition of Charles Jordan & Co., LLC as of December 31, 2016, and the related statements of operations, changes in member equity, and cash flows for the year then ended. These financial statements are the responsibility of Charles Jordan & Co., LLC's management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Jordan & Co., LLC as of December 31, 2016 and the results of operations, changes in member equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III - Exemptive Provision under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the

financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. section 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Leigh J. Kremer, CPA
Red Bank, New Jersey
February 23, 2017

Charles Jordan & Co., LLC
Statement of Financial Condition
As of December 31, 2016

ASSETS	
Current assets:	
Cash	$5,624
Account receivable	5,059
Prepaid expenses	2,676
Total Current Assets	$13,359
Other assets:	
Fixed asset-net	521
Total Assets	$13,880
LIABILITIES & MEMBER EQUITY	
Current liabilities:	
Accounts payable & accrued expenses	$2,624
Total Current Liabilities	$2,624
Member Equity:	
Common units (100 units authorized and outstanding, stated value $1)	$100
Additional paid in capital	113,400
Retained deficit	(102,244)
Member equity	11,256
Total Liabilities & Member Equity	$13,880

Please see the notes to the financial statements.

Charles Jordan & Co., LLC
Statement of Operations
For the Year Ended December 31, 2016

Commission revenues	$111,530
Less commission charges	(43,923)
Gross margin	$67,607
General and administrative expenses:	
Salary expense	$22,000
General administration	40,218
Total general and administrative expenses	62,218
Income before income tax provision	$5,389
Provision for income taxes	0
Net income	$5,389

Please see the notes to the financial statements.

Charles Jordan & Co., LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Operating activities:	
Net income	$5,389
Adjustments to net income for non-cash items:	
Depreciation expense	677
Changes in other operating assets and liabilities:	
Commissions receivable	(430)
Prepaid expenses	77
Accounts payable & accrued expenses	1,987
Net cash provided by operations	$7,700
Financing activities:	
Dividend paid	($8,189)
Net cash used by financing activities	(8,189)
Net decrease in cash during the fiscal year	($489)
Cash at December 31, 2015	6,113
Cash at December 31, 2016	$5,624

Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$25

Please see the notes to the financial statements.

Charles Jordan & Co., LLC
Statement of Changes in Member Equity
For the Year Ended December 31, 2016

	Common Units	Unit Value	Paid in Capital	Retained Deficit	Member Equity
Balance at December 31, 2015	100	$100	$113,400	($99,444)	$14,056
Dividend paid				(8,189)	(8,189)
Net income for the fiscal year				5,389	5,389
Balance at December 31, 2016	100	$100	$113,400	($102,244)	$11,256

Please see the notes to the financial statements.

Charles Jordan & Co., LLC
Notes to the Financial Statements
For the Year Ended December 31, 2016

1. Organization

Charles Jordan & Co., LLC (the Company) is a privately held limited liability company formed in Delaware in December 2000 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. The Company is an introducing broker and clears its securities transactions on a fully disclosed basis through a clearing broker dealer.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Revenues and related fees are recorded when all contractual services have been provided by the Company and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company accounts for income taxes in accordance with generally accepted accounting principles which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The Company follows the accounting requirements associated with uncertainty in income

taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As of December 31, 2016, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. All tax returns from fiscal years 2013 to 2015 are subject to IRS audit.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, accounts receivable, prepaid expenses, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2016 because of their short-term nature.

4. Related Party Transactions

During fiscal year, the Company used office space from the sole member at no cost to the Company.

5. Income Tax Provision

Provision for income taxes is comprised of the following:

Net income (loss) before provision for income taxes	$5,389
Net operating loss carryforward from 2015	($15,255)
Current tax expense:	
Federal	$0
State	0
Total	$0
Deferred tax asset:	
Tax loss carry forwards	$9,866
Less valuation allowance	(9,866)
Net deferred tax asset	$0

Note: The deferred tax benefits arising from the timing differences expires in fiscal year 2036 and may not be recoverable upon the purchase of the Company under current IRS statutes.

6. Fixed Assets- Net

The following table is a summary of fixed assets.

Computer equipment	3,000
Accumulated depreciation	(2,479)
Fixed assets- net	$521

7. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2016 through the date of this report and found no material subsequent events reportable during this period.

Schedule I & II

Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Member equity	$11,256
DEBITS:	
Non-allowable assets:	
Fixed assets	(521)
Prepaid expenses	(2,676)
NET CAPITAL	$8,059
Less haircuts on securities	0
ADJUSTED NET CAPITAL	$8,059
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$3,059
AGGREGATE INDEBTEDNESS:	$2,624
AGGREGATE INDEBTEDNESS TO NET CAPITAL	32.56%
Excess net capital previously reported	$5,683
Adjustments to accrued expenses	(2,624)
Excess net capital per audited report	$3,059

Charles Jordan & Company, LLC
805 3rd Avenue- 18th Floor
New York, NY 10022

December 31, 2016

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Charles Jordan & Co., LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Charles Jordan & Co., LLC. states the following:

Charles Jordan & Co., LLC claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Charles Jordan & Co., LLC met the identified provision throughout the most recent fiscal year without exceptions.

Thank you.

Charles Jordan
President

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report in which (1) Charles Jordan & Co., LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Charles Jordan & Co., LLC claimed an exemption from 17 C.F.R. section 240.15c3-3: (2)(ii) (the "exemption provisions) and (2) Charles Jordan & Co., LLC stated that it has met the identified exemption provisions through the most recent fiscal year without exception. Charles Jordan & Co., LLC 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about Charles Jordan & Co., LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Leigh J. Kremer, CPA
Red Bank, N.J.
February 23, 2017